Nasdaq Regulation

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

By Electronic Mail

February 15, 2022

Maureen Loviglio
Federal Deposit Insurance Corporation
550 17th Street, NW
Washington, D.C. 20429

Dear Ms. Loviglio:

This is to certify that on February 14, 2022 The Nasdaq Stock Market (the "Exchange") received from Old National Bancorp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Depositary Shares, each representing a 1/40th interest in a
> share of Non-Cumulative Perpetual Preferred Stock, Series A

> Depositary Shares, each representing a 1/40th interest in a
> share of Non-Cumulative Perpetual Preferred Stock, Series C

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi